Room 4561

	December 15, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 6 to Registration Statement on
Form
SB-2
	Filed October 4, 2005
	File No. 333-116512

      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB/A for the fiscal quarter ended September 30, 2004 Form 10-QSB/A for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005
      Form 10-KSB for the fiscal year ended June 30, 2005
      Form 10-QSB for the fiscal quarter ended September 30, 2005
	File No. 0-22773

Dear Mr. Ghauri:

      We have reviewed your response letter dated July 22, 2005 along with the above referenced filings and have the following additional comments. These comments are in addition to those that we provided to you on December 12, 2005 on your legal disclosures. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Item 3. Controls and Procedures

Prior Comment No. 6

1. We note in your response that the officers of the Company continue to believe that the majority of the restatement issues were as a result of...a misapplication of accounting principles. Note that the term disclosure controls and procedures is defined in Rule 13a-15(e)
of the Exchange Act as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. For example, explain why your controls are effective when the accounting treatment for contingent consideration due to the CQ Systems acquisition was improper and was not properly disclosed as required by paragraph 51(f) of SFAS 141. The result of the failed controls was that Form
10-Q`s as of December 31, 2004 or March 31, 2005 did not contain the information in accordance with GAAP. Further, the restatements were the results of errors in applying GAAP and should not be characterized as a "re-interpretation and/or re-application". Since the errors were not detected by controls in place at the time the filings were filed and controls did not prevent these errors from resulting in improper financial information being disclosed in the financial statements, it is not clear why you believe those controls were effective.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

Note 11 - Convertible Debenture, page F-31

Prior Comment No. 7

2. We note your response that you will no longer calculate the fair market value by using the 20-day average. However, it appears that you are not using the appropriate date to calculate the beneficial conversion feature of the convertible debt. As indicated previously, once the conversion terms were set on May 4, 2004, you should have computed the value of the beneficial conversion using the revised conversion terms and the commitment date stock price. Refer also to
Issue 7 of EITF 00-27. Note that "commitment date" should not be later than the date of issuance or exchange. See Issue 4 of EITF 00-
27 for definition of commitment date.

*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than 10 business days from the date of this letter.
Detailed
cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at 202-551-3855 or me at 202-
551-3730 if you have questions regarding the above comments.

	Sincerely,



	Stephen Krikorian
	Accounting Branch Chief

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197
Mr. Naeem Ghauri
NetSol Technologies, Inc.
December 15, 2005
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